UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         APRIL 2002
                 ----------------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On April 25, 2002, Richmont Mines Inc. issued a Quarterly report - 2002 FIRST QUARTER REPORT. This report is filed solely for the purpose of filing a copy of the quarterly report attached hereto.






Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F XXX Form 40-F
                                                 ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No XXX
    ---     ---


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    RICHMONT MINES INC.  -- SEC FILE NO. 0-28816
                                    --------------------------------------------
                                                    (Registrant)

Date 04/25/02     By  /s/ JEAN-YVES LALIBERTE (SIGNED)
     --------         ----------------------------------------
                      Jean-Yves Laliberte, Vice-President, Finance

                                      ==========================================




                                    RICHMONT






                           REPORT TO THE SHAREHOLDERS

                            THREE-MONTH PERIOD ENDED
                                 MARCH 31, 2002







                      FOR MORE INFORMATION

                      Richmont Mines Inc.
                      1, Place-Ville-Marie
                      Suite 2130
                      Montreal, Quebec            Tel.: (514) 397-1410
                      Canada H3B 2C6              Fax:  (514) 397-8620

                      info@richmont-mines.com

                      Ticker Symbol:    RIC       Inscription:  Toronto, AMEX


                                                          WWW.RICHMONT-MINES.COM



================================

RICHMONT



MANAGEMENT'S DISCUSSION AND ANALYSIS


Richmont Mines Inc.'s revenues for the first quarter ended March 31, 2002, were $863,306 compared with $5,337,204 for the first quarter of 2001. This decline is attributable to a reduction in first-quarter gold sales, which fell from 13,007 ounces in 2001 to 1,750 ounces in 2002. Note that Richmont Mines no longer processes ore at its two mills, Nugget Pond and Camflo, during the winter months, when operating costs are higher.

For the first quarter of 2002, the Company posted a net loss of $348,427, or $0.02 per share, compared with a net loss of $1,233,756, or $0.08 per share, for the same period last year. Cash flow from operations totaled ($162,206), or ($0.01) per share, compared with ($274,526), or ($0.02) per share, the previous year. Taking into account the net change in non-cash working capital, cash flow from operations was ($7,433,526), or ($0.49) per share, down from $38,331, or nil per share, in the first quarter of 2001. This result primarily reflects an increase of $4,449,602 in ore inventories and a decrease of $1,464,846 in accounts payable. The average selling price of gold was US$295 per ounce, up from US$263 per ounce during the first quarter of 2001.

Following the work carried out last year to secure the Beaufor Mine, operations resumed on schedule in January 2002. As of March 31, 2002, 42,000 tons of ore had been mined and transported to the Camflo Mill, where it will be processed along with the production of the second quarter. Ore processing resumed at the Camflo Mill on April 17, 2002.

During the first quarter, 23,400 tons of ore were mined at the Hammerdown Mine, and processing resumed at the Nugget Pond Mill in March. Production for the quarter amounted to 4,520 tons of ore grading 0.44 ounces of gold per ton, for a total of 1,977 ounces of gold. Since these ounces were not available for sale as at March 31, they will be sold and accounted for in the second quarter. Furthermore, the ore inventory remaining at the end of March as well as the current production of the Hammerdown Mine will be processed and accounted for with the second-quarter results.

With the resumption of activities at the Nugget Pond and Camflo Mills, Richmont Mines' results will improve significantly as of the second quarter and the production target for 2002 remains 100,000 ounces of gold.







                                                                           2
April 25, 2002                                            Richmont Mines Inc.

Following the acquisition of the Norex property adjacent to the Francoeur Mine in February 2002, Richmont Mines is considering carrying out an exploration program to assess the possibility of extending the ore zone of the mine. Richmont Mines expects to make a decision regarding this program during the second quarter.

The Company has no long-term debt, and as at March 31, 2002, it had working capital of $13.9 million and an unused line of credit of $5 million. Given its solid financial position, Richmont Mines is actively searching for other profitable gold projects.




/s/ Jean-Guy Rivard
-------------------
Jean-Guy Rivard
President












DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This report to the shareholders contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.




                                                                           3
April 25, 2002                                            Richmont Mines Inc.


FINANCIAL DATA

-------------------------------------------------------------------------------------------
                                                         THREE-MONTH PERIOD ENDED MARCH 31
                                                      -------------------------------------
                                          (CAN$)             2002                    2001
-------------------------------------------------------------------------------------------
                                                                                 Restated
Revenues                                                  863,306               5,337,204
Net loss                                                 (348,427)             (1,233,756)
Basic loss per share                                        (0.02)                  (0.08)
Cash flow used in operations                             (162,206)               (274,526)
Cash flow from (used in) operations after
  net change in non-cash working capital               (7,433,526)                 38,331
Average selling price of gold (per ounce)                  US$295                  US$263
Weighted average shares outstanding                    15,059,811              15,053,000
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                          (CAN$)         MARCH 31             DECEMBER 31
                                                             2002                    2001
-------------------------------------------------------------------------------------------
Working capital                                        13,877,844              14,286,625
-------------------------------------------------------------------------------------------



PRODUCTION DATA
---------------------------------------------------------------------------------------------------------------------
                                                                 THREE-MONTH PERIOD ENDED MARCH 31
                                                ---------------------------------------------------------------------
                                                             GOLD PRODUCTION     GOLD SALES          CASH COST

                                                   YEAR         (OUNCES)          (OUNCES)       (PER OUNCE SOLD)
---------------------------------------------------------------------------------------------------------------------
Hammerdown                                         2002            1,977            1,750             US$146
                                                   2001                -                -               -
---------------------------------------------------------------------------------------------------------------------
Francoeur                                          2002                -                -               -
                                                   2001                -            3,900             US$200
---------------------------------------------------------------------------------------------------------------------
Nugget Pond                                        2002                -                -               -
                                                   2001            4,884            9,107             US$232
---------------------------------------------------------------------------------------------------------------------
Total                                              2002            1,977            1,750             US$146
                                                   2001            4,884           13,007             US$222
---------------------------------------------------------------------------------------------------------------------
                                                                      2001 average exchange rate: US$1 = CAN$1.55
                                                                    2002 estimated exchange rate: US$1 = CAN$1.55


                                                                                                                4
April 25, 2002                                                                                 Richmont Mines Inc.




RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)                                                                  (In Canadian dollars)
-----------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED
                                                                           MARCH 31,       MARCH 31,
                                                                                2002            2001
-----------------------------------------------------------------------------------------------------------
                                                                                   $               $
                                                                                            Restated
REVENUES
  Precious metals                                                            799,431       5,313,213
  Other revenues                                                              63,875          23,991
                                                                       --------------- ---------------
                                                                             863,306       5,337,204
                                                                       --------------- ---------------
EXPENSES
  Operating costs                                                            361,264       4,235,218
  Ore transportation                                                          31,370         158,487
  Royalties                                                                    4,269          79,607
  Administration                                                             388,882         396,643
  Exploration and evaluation of projects                                     275,827         304,050
  Evaluation and maintenance charges - Beaufor Mine                                -         502,541
  Depreciation and depletion                                                 153,493       1,362,074
                                                                       --------------- ---------------
                                                                           1,215,105       7,038,620
                                                                       --------------- ---------------
LOSS BEFORE OTHER ITEMS                                                     (351,799)     (1,701,416)
MINING AND INCOME TAXES                                                       (3,372)       (467,660)
                                                                       --------------- ---------------
NET LOSS                                                                    (348,427)     (1,233,756)
                                                                       =============== ===============
LOSS PER SHARE, BASIC AND DILUTED                                              (0.02)          (0.08)
                                                                       =============== ===============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                      15,051,200      15,083,284
                                                                       =============== ===============


------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Unaudited)                                                                (In Canadian dollars)
------------------------------------------------------------------------------------------------------
                                                                              THREE MONTHS ENDED
                                                                           MARCH 31,       MARCH 31,
                                                                                2002            2001
------------------------------------------------------------------------------------------------------
                                                                                   $               $
                                                                                            Restated
BALANCE, BEGINNING OF PERIOD                                                 390,712         294,803
  Change in an accounting policy                                                   -        (424,555)
                                                                          ------------ ---------------
  Restated balance                                                           390,712        (129,752)
  Net loss                                                                  (348,427)     (1,233,756)
  Redemption of shares                                                             -           2,374
                                                                          ------------ ---------------
BALANCE, END OF PERIOD                                                        42,285      (1,361,134)
                                                                          ============ ===============


                                                                                                    5
April 25, 2002                                                                     Richmont Mines Inc.



RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)                                                                   (In Canadian dollars)
-------------------------------------------------------------------------------------------------------
                                                                           MARCH 31,     DECEMBER 31,
                                                                                2002            2001
-------------------------------------------------------------------------------------------------------
                                                                                   $               $
                                                                                            Restated
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                7,925,676      15,605,777
  Accounts receivable                                                      2,484,754       1,248,004
  Inventories (note 2)                                                     5,840,538       1,270,814
                                                                       ------------------------------
                                                                          16,250,968      18,124,595
PROPERTY, PLANT AND EQUIPMENT                                             14,109,499      13,927,667
                                                                       ------------------------------
                                                                          30,360,467      32,052,262
                                                                       ==============================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued charges                                     2,373,124       3,837,970
PROVISION FOR SITE RESTORATION COSTS                                       2,776,000       2,776,000
FUTURE MINING AND INCOME TAXES                                               110,871          78,143
                                                                       ------------------------------
                                                                           5,259,995       6,692,113
                                                                       ------------------------------

SHAREHOLDERS' EQUITY
  Capital stock                                                           25,058,187      24,969,437
  Retained earnings                                                           42,285         390,712
                                                                       ------------------------------
                                                                          25,100,472      25,360,149
                                                                       ------------------------------
                                                                          30,360,467      32,052,262
                                                                       ==============================


                                                                                                   6
April 25, 2002                                                                    Richmont Mines Inc.




RICHMONT MINES INC.
CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited)                                                                  (In Canadian dollars)
-----------------------------------------------------------------------------------------------------
                                                                              THREE MONTHS ENDED
                                                                            MARCH 31,      MARCH 31,
                                                                                2002           2001
-----------------------------------------------------------------------------------------------------
                                                                                   $              $
                                                                                           Restated
CASH FLOW FROM (USED IN) OPERATIONS
  Net loss                                                                  (348,427)     (1,233,756)
  Adjustments for:
      Depreciation and depletion                                             153,493       1,362,074
      Future mining and income taxes                                          32,728        (402,844)
                                                                       --------------- ---------------
                                                                            (162,206)       (274,526)
  Net change in non-cash working capital                                  (7,271,320)        312,857
                                                                       --------------- ---------------
                                                                          (7,433,526)         38,331
                                                                       --------------- ---------------
CASH FLOW USED IN INVESTMENTS
  Nugget Pond Mine                                                                 -         (25,781)
  Beaufor Mine                                                              (138,998)              -
  Hammerdown Mine                                                             23,000      (1,887,458)
  Camflo Mill and other investments                                         (219,327)              -
                                                                       --------------- ---------------
                                                                            (335,325)     (1,913,239)
                                                                       --------------- ---------------


CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
  Issue of common shares                                                      88,750               -
  Redemption of common shares                                                      -          (6,590)
                                                                       --------------- ---------------
                                                                              88,750          (6,590)
                                                                       --------------- ---------------
Net decrease in cash and cash equivalents                                 (7,680,101)     (1,881,498)
Cash and cash equivalents, beginning of period                            15,605,777      11,251,588
                                                                       --------------- ---------------
Cash and cash equivalents, end of period                                   7,925,676       9,370,090
                                                                       =============== ===============

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than three months.


                                                                                                   7
April 25, 2002                                                                    Richmont Mines Inc.


RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE-MONTH PERIOD ENDED MARCH 31, 2002 AND 2001
--------------------------------------------------------------------------------
(Unaudited)


       The Company, incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.     SIGNIFICANT ACCOUNTING POLICIES

       These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.


2.     INVENTORIES

                                            March 31, 2002 December 31, 2001
       ----------------------------------------------------------------------
       ----------------------------------------------------------------------
                                                         $                 $
                                                                    Restated
       Precious metals                             567,724           396,749
       Ore                                       4,756,052           306,450
       Supply                                      516,762           567,615
       ----------------------------------------------------------------------
                                                 5,840,538         1,270,814
       ======================================================================




                                                                              8
April 25, 2002                                              Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

THREE-MONTH PERIOD ENDED MARCH 31, 2002 AND 2001
--------------------------------------------------------------------------------
(Unaudited)


3.     INFORMATION BY SEGMENT

       The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before taxes.


        ----------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED MARCH 31, 2002
        ----------------------------------------------------------------------------------------------------------------
                                                                                  Louvem
                                                                                   50%
                                                   Quebec       Newfoundland     Beaufor        Other         Total
                                                      $              $              $             $             $
        ----------------------------------------------------------------------------------------------------------------
        Revenues                                           -          799,431        1,128        62,747       863,306
        Mining operation
          and other expenses                               -          396,903      276,199       112,683       785,785
        Exploration and evaluation of projects       167,199           60,714       12,500        35,414       275,827
        Depreciation and depletion                         -          135,828            -        17,665       153,493
                                                ------------------------------------------------------------------------

        EARNINGS (LOSS) BEFORE TAXES                (167,199)         205,986     (287,571)     (103,015)     (351,799)

        ----------------------------------------------------------------------------------------------------------------

        Acquisition of property,
          plant and equipment                         69,499          (23,000)      69,499       219,327       335,325

        ----------------------------------------------------------------------------------------------------------------

        Property, plant and equipment              3,043,132        9,860,172      695,851       510,344    14,109,499
        Other assets                               1,329,635        3,789,976    1,535,453     9,595,904    16,250,968
        ----------------------------------------------------------------------------------------------------------------

        Total assets                               4,372,767       13,650,148    2,231,304    10,106,248    30,360,467
        ----------------------------------------------------------------------------------------------------------------


        ----------------------------------------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED MARCH 31, 2001 (RESTATED)
        ----------------------------------------------------------------------------------------------------------------
                                                                                  Louvem
                                                                                   50%
                                                   Quebec       Newfoundland     Beaufor        Other         Total
                                                      $              $              $             $             $
        ----------------------------------------------------------------------------------------------------------------

        Revenues                                   1,597,557        3,715,656        3,133        20,858     5,337,204
        Mining operation
          and other expenses                       1,205,513        3,267,799      186,017       210,626     4,869,955
        Maintenance charges - Beaufor Mine                 -                -      502,541             -       502,541
        Exploration and evaluation of projects       289,050                -            -        15,000       304,050
        Depreciation and depletion                   272,042        1,072,789            -        17,243     1,362,074
                                                ------------------------------------------------------------------------

        EARNINGS (LOSS) BEFORE TAXES                (169,048)        (624,932)    (685,425)     (222,011)   (1,701,416)

        ----------------------------------------------------------------------------------------------------------------

        Acquisition of property,
          plant and equipment                              -        1,913,239            -             -     1,913,239

        ----------------------------------------------------------------------------------------------------------------
        DECEMBER 31, 2001
        Property, plant and equipment              2,973,632       10,019,001      626,352       308,682    13,927,667
        Other assets                                 666,443        1,489,518      356,881    15,611,753    18,124,595
        ----------------------------------------------------------------------------------------------------------------

        Total assets                               3,640,075       11,508,519      983,233    15,920,435    32,052,262
        ----------------------------------------------------------------------------------------------------------------



                                                                                                                     9
April 25, 2002                                                                                      Richmont Mines Inc.


